Exhibit 99.10

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 631,090,343

Date: September 7, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of August 31, 2023, the Company has operations in 18 states including operating 150 dispensaries, with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On August 9, 2023, Curaleaf reported its second quarter 2023 financial results.

Please see the Issuer’s press release dated August 9, 2023, filed on the Issuer’s website, for more information, as well as the Issuer’s unaudited condensed interim consolidated financial statements as of and for the three and six months ended June 30, 2023 and 2022, together with the notes thereto, and the Issuer’s related management’s discussion and analysis, filed with the Canadian securities regulatory authorities through SEDAR and with the CSE on August 9, 2023, and with the SEC through EDGAR on August 10, 2023.

On August 10, 2023, Curaleaf announced the expansion of its Select Brand product offerings with the launch of Select Liquid Diamonds, an elevated edition of Select’s premium oil.

Please see the Issuer’s press release dated August 10, 2023, filed on the Issuer’s website for more information.

On August 21, 2023, Curaleaf announced it had commenced adult-use sales at its Manchester, Connecticut dispensary.

Please see the Issuer’s press release dated August 21, 2023, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Executive Chairman Boris Jordan appeared on the Pounding the Table podcast on August 18th to discuss the Company’s growth and recent industry news. Mr. Jordan was quoted in Benzinga and MJBizDaily on August 305h as well as Forbes on August 31st to discuss the possibility of federal cannabis rescheduling.

On August 2nd, CEO Matt Darin was quoted in Fintech Times discussing the need for federal banking reform following Mastercard’s ban on cannabis debit card purchases. Mr. Darin was quoted in The Washington Post on August 2nd discussing the first month of adult use sales in Maryland.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On August 10, 2023, Curaleaf announced the expansion of its Select Brand product offerings with the launch of Select Liquid Diamonds, an elevated edition of Select’s premium oil.

Please see the Issuer’s press release dated August 10, 2023, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

On August 21, 2023, Curaleaf announced it had commenced adult-use sales at its Manchester, Connecticut dispensary.

Please see the Issuer’s press release dated August 21, 2023, filed on the Issuer’s website for more information.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of August 31st, the issuer had a total of 5,199 active employees. There were 184 new hires and 247 terminations in the month of August.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	152,838	Shares issued in connection with RSU conversions during the month of August 2023.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Human Services (HHS) and the Attorney General to review expeditiously how marijuana is scheduled under the Controlled Substances Act (CSA).  While rescheduling can be a multi-year process, it was widely reported on August 30, 2023 that a significant step in the rescheduling process had taken place—the formal recommendation by HHS to the Drug Enforcement Agency (DEA) that marijuana be rescheduled to a Schedule III drug under the Controlled Substances Act.  Rescheduling will only occur if the DEA adopts the recommendation of HHS.  While there can be no guarantee that the DEA will implement the recommendation of HHS or on what time scale it will complete its own review, should rescheduling occur, it would represent a very significant symbolic step in changing policy on the federal level toward cannabis and, more specifically, it would end the applicability of Section 280e of the Tax Code to cannabis businesses.   Section 280e prevents cannabis businesses from taking most standard income tax deductions, other than cost of goods sold, for purposes of computing and paying federal income tax.   The removal of this burden would be expected to significantly reduce the taxes paid by the Company and have a material positive impact on its financial results.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning current litigation and arbitration proceedings, the potential rescheduling of marijuana, the potential recommendation rescheduling from the DEA, and the expected impacts of such rescheduling on the business of the Company, including potential tax reductions and potential impact on financial results. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2022, and in other filings that the Company has made and may make available in the future with the Canadian securities regulatory authorities through SEDAR+ under the Issuer’s profile at www.sedarplus.ca or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as of the date of this Monthly Progress Report or if the forward-looking information is given as at a certain date, as of such date, and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 7, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended August 31, 2023	Date of Report YY/MM/DD September 7, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com